FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic xpi Integration Platform Honored as 2013 CIO Choice for Enterprise       Application Integration Software

PRESS RELEASE

Magic xpi Integration Platform Honored as 2013 CIO Choice for Enterprise Application Integration Software

Or Yehuda, Israel, January 14, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that its Magic xpi Integration Platform has received the CIO Choice 2013 Honor and Recognition Title for Enterprise Application Integration Software. The highly competitive CIO Choice program recognizes worldwide vendors that use innovative technology to deliver competitive advantages and enable business growth.

CIO Choice is India’s largest CIO survey of products, services and solutions where winners are picked by more than 100 CIOs. Voting is conducted via an independent advisory panel of eminent CIOs along with an independent pan-India survey of CIOs and Information and Communications Technology (ICT) decision makers across industry verticals in association with KPMG, the CIO Choice 2013 Knowledge Partner. CIO Choice 2013 ICT Vendor Honorees were announced at the 1st Annual Red Carpet Night Reception held on January 11, 2013 at The Lalit Hotel in Mumbai.

“We are pleased to recognize Magic xpi as the CIO’s preferred choice for enterprise application integration platforms based on product performance, customer satisfaction and customer service,” said Anoop Mathur, President of Centre of Recognition and Excellence at CIO Choice. “CIO Choice offers the CIO community an authentic aid to finding and considering the most preferred and stable products, services and solutions. Because it is ‘By the CIO and for the CIO’ it’s a recognition and validation that CIOs trust,” added Mathur.

“We are excited that India’s CIOs recognize the unique capabilities and value of our Magic xpi application integration offering, including easy-to-use, highly productive code-free integration and large library of optimized and certified connectors for leading back-end enterprise systems.  For example business can use Magic xpi for easy SAP to Salesforce integration, JD Edwards integration as well as for integration with many other enterprise systems including IBM, Lotus Notes, and Microsoft,” states Nitin Bhosle, General Manager, Magic India Pvt. Ltd.

About Centre of Recognition & Excellence – CIO CHOICE 2013

CIO CHOICE is uniquely positioned to recognize and honor products, services and solutions on the back of stated preferences of CIOs and ICT decision makers and to help marketers create a positive brand positioning for their products, services and/ or solutions by being the CIOs preferred choice.

For more information, visit http://cio-choice.in/

Contact: Anoop Mathur, President

Centre of Recognition & Excellence

anoop@cio-choice.in

Tel: 91-22-4225 6500

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contacts:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic xpi Integration Platform Honored as 2013 CIO Choice for Enterprise Application Integration Software

Exhibit 10.1